

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Brad K. Heppner
Chief Executive Officer
Beneficient
325 North St. Paul Street, Suite 4850
Dallas, TX 75201

> **Re: Beneficient**
> **Registration Statement on Form S-1**
> **Filed October 26, 2023**
> **File No. 333-275174**

Dear Brad K. Heppner:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 26, 2023

General

1. Please disclose where appropriate any ownership of GRID Holding Co or GRID at Mesa by any of your significant shareholders, board members or affiliates, including Mr. Heppner or Mr. Hicks.

Prospectus Summary
Credit Agreement, page 7

2. Please tell us, and revise your disclosure as appropriate, whether the 97.5% of the equity interests held by The EP-00117 Custody Trust represents a significant percentage of the entire Customer ExAlt Trust.

Preliminary Financial Information for the Three and Six Months, page 9

3.   Please revise your disclosure about expected goodwill impairment to distinguish between the disclosed impact of the write down in the net asset value of the interests in the GWG Wind Down Trust held by you and any other impairments (e.g., your disclosure in Note 16 to the interim financial statements for the three months ended June 30, 2023 that the Ex-ALTS trust is exposed to interest rate risk).

Risk Factors
We may not be able to maintain our listing on Nasdaq, page 72

4.   We note that your common stock has been trading at less that $1.00 since October 17, 2023. Please revise your risk factor to explain how this and your actual number of non-affiliated shareholders affects potential delisting from Nasdaq.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 151

5.   On page 152 you state that "[you] expect to satisfy [y]our obligations and fund [y]our operations for the next twelve months through anticipated operating cash flows, proceeds on ExAlt Loan payments..." Please revise your disclosure to clarify whether the Credit and Guarantee Agreement with HH-BDH impacts your ability to meet your expected funding needs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew L. Fry, Esq.